Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank–
Regulation AD Rule 2(a)
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2024

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2024 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 September 2024 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

 Effective 27 September 2024, Israel became the 69th member of ADB.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2024

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1956_GMTN1646_00_2	23-Jul-24	23-Jan-26	10.1% COP FIXED RATE DUAL CURRENCY NOTE 24/26	COP	650,000,000,000.00
1956_GMTN1646_01_2	9-Aug-24	23-Jan-26	10.1% COP FIXED RATE DUAL CURRENCY NOTE 24/26	COP	50,000,000,000.00
			COP TOTAL		700,000,000,000.00

1958_GMTN1648_00_1	25-Jul-24	25-Jul-34	2.9% EUR FIXED RATE NOTE 24/34	EUR	1,000,000,000.00
			EUR TOTAL		1,000,000,000.00

1899_GMTN1590_01_1	22-Jul-24	14-Feb-29	4.125% GBP FIXED RATE NOTE 24/29	GBP	300,000,000.00
1899_GMTN1590_02_1	17-Sep-24	14-Feb-29	4.125% GBP FIXED RATE NOTE 24/29	GBP	100,000,000.00
1971_GMTN1661_00_1	9-Sep-24	22-Jul-26	4.25% GBP FIXED RATE NOTE 24/26	GBP	750,000,000.00
			GBP TOTAL		1,150,000,000.00

1953_GMTN1643_00_2	9-Jul-24	9-Jul-26	4.01% HKD FIXED RATE NOTE 24/26	HKD	100,000,000.00
1954_GMTN1644_00_2	15-Jul-24	15-Jul-29	3.76% HKD FIXED RATE NOTE 24/29	HKD	600,000,000.00
1957_GMTN1647_00_2	18-Jul-24	18-Jul-25	4.055% HKD FIXED RATE NOTE 24/25	HKD	100,000,000.00
1961_GMTN1651_00_2	5-Aug-24	5-Aug-28	3.552% HKD FIXED RATE NOTE 24/28	HKD	200,000,000.00
1965_GMTN1656_00_2	28-Aug-24	28-Aug-27	3.205% HKD FIXED RATE NOTE 24/27	HKD	400,000,000.00
1966_GMTN1655_00_2	27-Aug-24	27-Aug-27	3.1% HKD FIXED RATE NOTE 24/27	HKD	500,000,000.00
			HKD TOTAL		1,900,000,000.00

1964_GMTN1654_00_2	22-Aug-24	22-Aug-26	4.85% HUF FIXED RATE NOTE 24/26	HUF	5,000,000,000.00
			HUF TOTAL		5,000,000,000.00

1968_GMTN1659_00_2	5-Sep-24	5-Jan-26	17.5% NGN FIXED RATE DUAL CURRENCY NOTE 24/26	NGN	32,000,000,000.00
			NGN TOTAL		32,000,000,000.00

1773_GMTN1471_01_2	26-Jul-24	3-Feb-26	5.5% PLN FIXED RATE NOTE 24/26	PLN	750,000,000.00
1959_GMTN1649_00_2	30-Jul-24	30-Jul-30	PLN ZERO COUPON/ CALLABLE 24/30	PLN	605,000,000.00
1963_GMTN1652_00_2	5-Aug-24	5-Aug-29	PLN ZERO COUPON/ CALLABLE 24/29	PLN	700,000,000.00
1970_GMTN1660_00_2	9-Sep-24	9-Sep-25	5.25% PLN FIXED RATE NOTE 24/25	PLN	200,000,000.00
1973_GMTN1663_00_2	12-Sep-24	12-Sep-25	5.55% PLN FIXED RATE NOTE 24/25	PLN	655,000,000.00
			PLN TOTAL		2,910,000,000.00

1974_GMTN1664_00_2	18-Sep-24	18-Sep-29	2.195% SEK FIXED RATE NOTE 24/29	SEK	1,000,000,000.00
			SEK TOTAL		1,000,000,000.00

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1955_GMTN1645_00_2	16-Jul-24	16-Jul-29	USD FLOATING RATE NOTES 24/29	USD	50,000,000.00
1960_GMTN1650_00_2	30-Jul-24	30-Jul-27	4.35% USD FIXED RATE NOTE 24/27	USD	50,000,000.00
1962_GMTN1653_00_2	31-Jul-24	31-Jul-54	USD ZERO COUPON/ CALLABLE 24/54	USD	30,000,000.00
1967_GMTN1657_00_2	29-Aug-24	29-Aug-54	USD ZERO COUPON/ CALLABLE 24/54	USD	30,000,000.00
1969_GMTN1658_00_1	29-Aug-24	28-Aug-29	3.625% USD FIXED RATE/GLOBAL 24/29	USD	3,500,000,000.00
1972_GMTN1662_00_2	11-Sep-24	11-Sep-54	5.13% USD FIXED RATE CALLABLE NOTES 24/54	USD	100,000,000.00
1975_GMTN1665_00_2	19-Sep-24	19-Sep-25	3.844% USD FIXED RATE NOTE 24/25	USD	10,000,000.00
			USD TOTAL		3,770,000,000.00

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX B

SUMMARY OF REDEMPTIONS
 FOR THE THIRD QUARTER 2024

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION

AUD
AUD	1361_AUDM0027_00_1	15-Aug-24	15-Aug-24	1.1% AUD FIXED RATE NOTE 19/24		0.00		350,000,000.00
AUD	1361_AUDM0027_01_1	15-Aug-24	15-Aug-24	1.1% AUD FIXED RATE NOTE 21/24		0.00		200,000,000.00
					AUD - TOTAL	0.00		550,000,000.00

AZN
AZN	1768_GMTN1467_00_1	31-Jul-25	31-Jan-24	6% AZN FIXED RATE DUAL CURRENCY/ AMORTIZING NOTES 23/25		1,672,000.00	a	0.00
					AZN - TOTAL	1,672,000.00		0.00

COP
COP	1844_GMTN1537_00_2	24-Jul-24	24-Jul-24	11.75% COP FIXED RATE DUAL CURRENCY NOTE 23/24		0.00		488,000,000,000.00
COP	1723_GMTN1423_00_2	22-Sep-25	10-Sep-24	11.5% COP FIXED RATE DUAL CURRENCY NOTE 22/25		71,733,000,000.00	b	0.00
					COP - TOTAL	71,733,000,000.00		488,000,000,000.00

CLP
CLP	1704_GMTN1406_00_2	1-Aug-25	6-Sep-24	7% CLP FIXED RATE DUAL CURRENCY NOTE 22/25		18,392,000,000.00	b	0.00
CLP	1824_GMTN1521_00_2	28-Apr-28	6-Sep-24	5.25% CLP FIXED RATE DUAL CURRENCY NOTE 23/28		14,750,000,000.00	b	0.00
					CLP - TOTAL	33,142,000,000.00		0.00

GBP
GBP	1449_GMTN1166_00_2	17-Sep-24	17-Sep-24	0.15% GBP FIXED RATE CALLABLE NOTES 20/24		0.00		50,000,000.00
GBP	1452_GMTN1167_00_2	17-Sep-24	17-Sep-24	0.25% GBP FIXED RATE CALLABLE NOTES 20/24		0.00		100,000,000.00
					GBP- TOTAL	0.00		150,000,000.00

GEL
GEL	1354_NMTN_00	15-Jul-24	15-Jul-24	GEL FLOATING RATE NOTES 19/24		0.00		30,000,000.00
					GEL - TOTAL	0.00		30,000,000.00

HKD
HKD	1590_GMTN1300_00_2	6-Jul-24	6-Jul-24	0.48% HKD FIXED RATE NOTE 21/24		0.00		600,000,000.00
HKD	1591_GMTN1301_00_2	8-Jul-24	8-Jul-24	0.436% HKD FIXED RATE NOTE 21/24		0.00		400,000,000.00
HKD	1594_GMTN1304_00_2	15-Jul-24	15-Jul-24	0.402% HKD FIXED RATE NOTE 21/24		0.00		250,000,000.00
HKD	1599_GMTN1309_00_2	3-Aug-24	3-Aug-24	0.3025% HKD FIXED RATE NOTE 21/24		0.00		200,000,000.00
HKD	1604_GMTN1313_00_2	18-Aug-24	18-Aug-24	0.325% HKD FIXED RATE NOTE 21/24		0.00		380,000,000.00
HKD	1607_GMTN1316_00_2	27-Aug-24	27-Aug-24	0.395% HKD FIXED RATE NOTE 21/24		0.00		145,000,000.00
HKD	1618_GMTN1327_00_2	29-Sep-24	29-Sep-24	0.395% HKD FIXED RATE NOTE 21/24		0.00		300,000,000.00
HKD	1706_GMTN1408_00_2	5-Aug-24	5-Aug-24	2.99% HKD FIXED RATE NOTE 22/24		0.00		1,000,000,000.00
HKD	1715_GMTN1415_00_2	8-Sep-24	8-Sep-24	3.31% HKD FIXED RATE NOTE 22/24		0.00		500,000,000.00
					HKD - TOTAL	0.00		3,775,000,000.00

KZT
KZT	1698_GMTN1393_00_1	17-Sep-24	17-Sep-24	14% KZT FIXED RATE NOTE 22/24		0.00		10,000,000,000.00
KZT	1769_GMTN1453_00_1	21-Jan-25	31-Jul-24	16.65% KZT FIXED RATE / AMORTIZING NOTES 23/25		152,876,000.00	a	0.00
KZT	1708_GMTN1405_00_0	12-Aug-25	14-Aug-24	14.15% KZT FIXED RATE / AMORTIZING NOTES 22/25		1,079,875,000.00	a	0.00
					KZT - TOTAL	1,232,751,000.00		10,000,000,000.00

MNT
MNT	1848_GMTN1541_00_1	18-Jul-26	18-Jul-24	11.25% MNT FIXED RATE DUAL CURRENCY/ AMORTIZING NOTES 23/26		2,274,200,000.00	a	0.00
					MNT - TOTAL	2,274,200,000.00		0.00

MXN
MXN	1699_GMTN1400_00_2	7-Jul-24	7-Jul-24	10.25% MXN FIXED RATE NOTE 22/24		0.00		200,000,000.00
					MXN - TOTAL	0.00		200,000,000.00

PEN
PEN	1780_GMTN1478_00_2	16-Feb-26	11-Sep-24	6.5% PEN FIXED RATE DUAL CURRENCY NOTE 23/26		23,680,000.00	b	0.00
					PEN - TOTAL	23,680,000.00		0.00

PLN
PLN	1714_GMTN1414_00_2	9-Sep-24	9-Sep-24	8.125% PLN FIXED RATE NOTE 22/24		0.00		125,000,000.00
PLN	1720_GMTN1420_00_2	15-Sep-24	15-Sep-24	8.175% PLN FIXED RATE NOTE 22/24		0.00		225,000,000.00
PLN	1721_GMTN1421_00_2	19-Sep-24	19-Sep-24	8% PLN FIXED RATE NOTE 22/24		0.00		100,000,000.00
PLN	1721_GMTN1421_01_2	19-Sep-24	19-Sep-24	8% PLN FIXED RATE NOTE 22/24		0.00		150,000,000.00
PLN	1714_GMTN1414_01_2	9-Sep-24	9-Sep-24	8.125% PLN FIXED RATE NOTE 23/24		0.00		125,000,000.00
					PLN - TOTAL	0.00		725,000,000.00

TRY
TRY	1351_GMTN1075_00_2	22-Jul-24	22-Jul-24	TRY ZERO COUPON/ CALLABLE 19/24		0.00		300,000,000.00
TRY	1356_GMTN1077_00_2	1-Aug-24	1-Aug-24	TRY ZERO COUPON/ CALLABLE 19/24		0.00		300,000,000.00
TRY	1358_GMTN1079_00_2	9-Aug-24	9-Aug-24	TRY ZERO COUPON/ CALLABLE 19/24		0.00		300,000,000.00
					TRY - TOTAL	0.00		900,000,000.00

UAH
UAH	1605_GMTN1314_00_2	18-Aug-24	18-Aug-24	10% UAH FIXED RATE DUAL CURRENCY NOTE 21/24		0.00		275,000,000.00
UAH	1605_GMTN1314_01_2	18-Aug-24	18-Aug-24	10% UAH FIXED RATE DUAL CURRENCY NOTE 21/24		0.00		325,000,000.00
					UAH - TOTAL	0.00		600,000,000.00

USD
USD	1605_GMTN1314_00_2	16-Jul-24	16-Jul-24	0.575% USD FIXED RATE NOTE 21/24		0.00		50,000,000.00
USD	1605_GMTN1314_01_2	27-Sep-24	27-Sep-24	4.125% USD FIXED RATE/GLOBAL 22/24		0.00		2,750,000,000.00
					USD - TOTAL	0.00		2,800,000,000.00

a Amortized notional on indicated Redemption Date
b Fully redeemed on indicated Redemption Date